Exhibit 8.2

_____________ 2013

Board of Directors

Tempo Bank

Sugar Creek Financial Corp.

Sugar Creek MHC

28 West Broadway

Trenton, Illinois 62293

RE:	Illinois Income Tax Consequences of Conversion of Sugar Creek MHC from a Federally Chartered Mutual Holding Company to a Maryland Stock Corporation

Dear Sirs/Madames:

SCOPE OF OPINION

You have requested our opinion regarding certain Illinois tax consequences to Sugar Creek MHC (the “Mutual Holding Company”), Sugar Creek Financial Corp. (the “Mid-Tier Holding Company”), Tempo Bank (the “Bank”), and (New) Sugar Creek Financial Corp. (the “Holding Company”) as a result of the conversion of the Mutual Holding Company, a federal chartered mutual holding company, into the capital stock form of organization (the “Conversion”) pursuant to the transactions described below. Capitalized terms used but not defined herein shall have the same meaning as set forth in the Plan of Conversion and Reorganization (the “Plan”).

Our Illinois tax opinion is in addition to the Federal Income Tax Opinion of Kilpatrick, Townsend, & Stockton, LLP, which we have reviewed. The proposed transactions and the facts, assumptions, and representations outlined and set forth in the Federal Tax Opinion are also used herein.

Our opinion is based upon: (1) the facts and circumstances of the Plan, including the representations of the parties involved, as described in the Federal Tax Opinion; (2) current provisions of Illinois tax law; (3) the Federal Tax Opinion referred to previously; (4) the understanding that only the specific Illinois issues and tax consequences opined upon herein are covered by this tax opinion, and no other federal, state, or local taxes of any kind were considered; (5) your understanding that this opinion is not binding on the state revenue authorities or the courts and should not be considered a representation, warranty, or guarantee that the state revenue authorities or the courts will concur with your opinion; and (6) the assumption that the Conversion will not result in the recognition of gain, income, or loss on the books of any of the parties involved, under generally accepted accounting principles.

STATEMENT OF FACTS

The Boards of Directors of the Mutual Holding Company, the Holding Company, the Mid-Tier Holding Company, and the Bank have adopted the Plan to provide for the conversion of the Mutual Holding Company from a federally chartered mutual holding company to the capital stock form of organization. A new Maryland stock corporation, the Holding Company, was incorporated on November 26, 2013 as part of the Conversion and will succeed to all the rights and obligations of the Mutual Holding Company and the Mid-Tier Holding Company and will issue Holding Company Common Stock in the Conversion.

Board of Directors

                    , 2013

The Plan will be affected as follows:

1.	The Mid-Tier Holding Company will establish the Holding Company as a first-tier, Maryland- chartered stock holding company subsidiary.

2.	The Mutual Holding Company will merge with and into the Mid-Tier Holding Company (the “MHC merger”). The members of the Mutual Holding Company will automatically, without any further action on the part of the holders thereof, constructively receive liquidation interests in the Mid-Tier Holding Company in exchange for their liquidation interests in the Mutual Holding Company.

3.	Immediately after the MHC merger, the Mid-Tier Holding Company will merge with and into the Holding Company (the “Mid-Tier Merger”), with the Holding Company as the resulting entity. As part of the Mid-Tier Merger, the liquidation interests in the Mid-Tier Holding Company constructively received by the members of the Mutual Holding Company immediately prior to the Conversion will automatically, without further action on the part of the holders thereof, be exchanged for an interest in the Liquidation Account, and the shares of Mid-Tier Holding Company Common Stock held by Minority Stockholders will be converted into and become the right to receive Holding Company Common Stock based on the Exchange Ratio.

4.	Immediately after the Mid-Tier Merger, the Holding Company will offer for sale its common stock in the Offering.

5.	The Holding Company will contribute at least 50% of the net proceeds of the Offering to the Bank in exchange for common stock of the Bank and the Bank Liquidation Account.

Following the Conversion, a Liquidation Account will be maintained by the Holding Company for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposit accounts with the Bank. Pursuant to the Plan, the Liquidation Account will be equal to the product of (a) the percentage of the outstanding shares of the Common Stock of the Mid-Tier Holding Company owned by the Mutual Holding Company multiplied by (b) the Mid-Tier Holding Company’s total stockholders’ equity as reflected in the latest statement of financial condition contained in the final offering Prospectus utilized in the Conversion. In turn, the Bank will hold the Bank Liquidation Account. The terms of the Liquidation Account and the Bank Liquidation Account, which supports the payment of the Liquidation Account in the event the Holding Company lacks sufficient net assets, are described in the Plan.

All of the then-outstanding shares of Mid-Tier Holding Company Common Stock owned by the Minority Stockholders will be converted into and become shares of Holding Company Common Stock pursuant to the Exchange Ratio that ensures that, after the Conversion, Minority Stockholders will own in the aggregate the same percentage of Holding Company Common Stock as they held Mid-Tier Holding Company Common Stock immediately prior to the Conversion, exclusive of Minority Stockholders’ purchases of additional shares of Holding Company Common Stock in the Offering and receipt of cash in lieu of fractional shares. Immediately following the Mid-Tier Merger, additional shares of Holding Company Common Stock will be sold to depositors, certain borrowers, former shareholders of the Bank and Mid-Tier Holding Company and to members of the public in the Offering.

Board of Directors

                    , 2013

As a result of the Mid-Tier Merger and the MHC Merger, the Holding Company will be a publicly-held corporation; will register the Holding Company Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and will become subject to the rules and regulations thereunder and file periodic reports and proxy statements with the SEC. The Bank will become a wholly owned subsidiary of the Holding Company and will continue to carry on its business and activities as conducted immediately prior to the Conversion.

The stockholders of the Holding Company will be the former Minority Stockholders of the Mid-Tier Holding Company immediately prior to the MHC Merger, plus those persons who purchase shares of Holding Company Common Stock in the Offering. Nontransferable rights to subscribe for the Holding Company Common Stock have been granted, in order of priority, to depositors of the Bank who have account balances of $50.00 or more as of the close of business on September 30, 2012 (“Eligible Account Holders”); depositors of the Bank who have account balances of $50.00 or more as of the close of business on the Supplemental Eligibility Record Date (“Supplemental Eligible Account Holders”); and depositors of the Bank as of the Voting Record Date (other than Eligible Account Holders and Supplemental Eligible Account Holders) and borrowers of the Bank as of September 19, 1989, whose borrowings remain outstanding as of the Voting Record Date (collectively, “Other Members”). Subscription rights are nontransferable. The Holding Company will also offer shares of Holding Company Common Stock not subscribed for in the subscription offering, if any, for sale in a community offering to certain members of the general public.

The Federal Tax Opinion of Kilpatrick, Townsend, & Stockton, LLP states that the MHC Merger and the Mid-Tier Merger both qualify as tax-free reorganizations within the meaning of Section 368(a)(l)(A) of the Internal Revenue Code (the “Code”) and Section 368(a)(l)(F) of the Code, respectively. In addition, no gain or loss will be recognized for federal tax purposes upon the receipt of assets under a number of Code sections, including Sections 361(a), 361(c), 357(a), 1032(a), and 354. Also, the holding period and basis of the assets will carry over to the new owners under a number of Code sections, including Sections 362(b) and 1223(2). The Federal Tax Opinion also states that shareholders will have short-term or long term capital gain or loss for federal tax purposes to the extent that the cash they receive as payment of cash to Minority Stockholders in lieu of fractional shares of Holding Company Common Stock differs from the basis allocable to such fractional shares, in accordance with Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574.

Opinion

You have provided us with a copy of the federal income tax opinion regarding the Plan in which Kilpatrick Townsend & Stockton LLP has opined that the various proposed transactions to be undertaken as part of the Plan will be treated for federal income tax purposes as “reorganizations” within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended.

Board of Directors

                    , 2013

Our opinion regarding the Illinois corporate income tax, personal property replacement tax, and certain Illinois personal income tax consequences related to the Plan adopts and relies upon the facts, representations, assumptions, and conclusions as set forth in the Federal Tax Opinion and incorporates the capitalized terms contained in the Federal Tax Opinion. Our opinion assumes that the ultimate federal income tax consequences of the Plan will be those as described in the Federal Tax Opinion. Based upon that information, we render the following opinion with respect to the Illinois corporate income tax, personal property replacement tax, and certain Illinois personal income tax:

1.	The federal tax treatment of the Plan will be respected in the computation of the net income of the Mutual Holding Company, Mid-Tier Holding Company, Holding Company and Bank for purposes of the corporate income tax and personal property replacement tax imposed by 35 ILCS 5/201.

2.	The federal tax treatment of the receipt of subscription rights and/or liquidation interests by the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members under the Plan, including the federal tax treatment if these rights and interests are found to have a fair market value of greater than zero, will be respected in the computation of the corporate income tax, personal property replacement tax and individual income tax imposed by 35 ILCS 5/201 of the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who are otherwise required to file an Illinois corporate or personal income tax return

The state income tax opinions expressed above are limited to those taxes specified in this opinion letter and specifically do not include any opinions with respect to any other taxes. In addition, the opinions herein do not include any opinion with respect to tax liabilities attributable to events after the Conversion or to any assets held or acquired by the Holding Company other than stock of the Bank.

Our opinion is based on the facts and conditions as stated herein, whether directly or by reference to the Federal Tax Opinion. If the facts and conditions are not entirely complete or accurate, it is imperative that we be informed immediately, since the inaccuracy or incompleteness could have a material effect on our conclusions. In rendering our opinion, we are relying upon the laws of the State of Illinois, which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. We undertake no responsibility to update or supplement our opinion. Our opinion is not binding on the Internal Revenue Service, or the State of Illinois, nor can any assurance be given that any of the foregoing parties will not take a contrary position or that our opinion will be upheld if challenged by such parties.

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations upon which we have relied may require a modification of all or a part of this opinion.

USE OF OPINION

This opinion is given solely for the benefit of the parties to the Conversion, the members of the Mutual Holding Company, and other investors who purchase stock pursuant to the Conversion, and may not be relied upon by any other person or entity or referred to in any document without our express written consent.

Board of Directors

                    , 2013

CONSENT

We hereby consent to the filing of this opinion as an exhibit to the Mutual Holding Company’s Application for Conversion filed with the Board of Governors of the Federal Reserve System and to the Holding Company’s Registration Statement on Form S-1, as amended, as filed with the SEC. We also consent to the references to our firm in the Prospectus contained in the Application for Conversion and Form S-1, as amended, under the captions “The Conversion and Offering-Material Income Tax Consequences” and “Legal and Tax Opinions”.

Very truly yours,

________________________________________

St. Louis, Missouri